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Exhibit 99.1

Press Release
Your Contacts:
Corinne Hoff Aventis Global Media Relations Tel.: +33 (0) 3 88 99 19 16 Corinne.Hoff@aventis.com	Terri Pedone Aventis US Communications Tel.: +1 908-231-5824 Terri.Pedone@aventis.com

Aventis to move forward with reissuance process for contested Lovenox patent

        Strasbourg, France, July 27, 2004—Aventis announced today that it received a second rejection from the United States Patent Office (USPTO) on Aventis' application for reissuance of U.S. Patent no. 5,389,618 ('618 patent), relating to Lovenox. Aventis remains committed to continuing with the reissuance process. Even though this rejection is characterized as a "final rejection" by the USPTO, Aventis has the option of continuing the reissuance process or filing an appeal. Aventis believes that if its arguments in response to this rejection are favorably received, the USPTO could issue a notice of approval on Aventis' application by the end of this year and finally reissue the patent in 2005.

        Aventis filed an application with the USPTO in May 2003 seeking reissuance of the '618 patent. A reissuance application is typically used to seek modifications in the specifications of a granted patent. During the reissuance process, the '618 patent remains in force.

        Aventis also previously announced in August of 2003 that it filed lawsuits to enforce the '618 patent (which expires on February 14, 2012) against Amphastar Pharmaceuticals, Inc. and Teva Pharmaceuticals USA who were seeking to market generic versions of Lovenox by filing Abbreviated New Drug Applications (ANDAs) with the U.S. Food and Drug Administration (FDA). By suing to enforce the '618 patent, Aventis initiated an automatic stay prohibiting the FDA from approving these ANDAs for 30 months, or until an earlier court decision adverse to Aventis in a patent infringement lawsuit. Aventis has agreed to be bound in the lawsuit by the ultimate non-appealable outcome of the reissuance proceeding.

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About Lovenox®

        The No. 1-selling low-molecular-weight heparin in the world, Lovenox® was approved in the United States and Canada in 1993. It has been available in Europe since 1987 and is known under the brand names Lovenox®, Clexane® and Klexane®. Lovenox® is the only low-molecular-weight heparin approved by the FDA for all of the following indications:

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  Prophylaxis of deep-vein thrombosis, which may lead to pulmonary embolism:

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  for medical patients who are at risk for thromboembolic complications due to severely restricted mobility during acute illness;

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  for patients undergoing abdominal surgery who are at risk for thromboembolic complications;

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  for patients undergoing hip replacement surgery, during and following hospitalization;

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  for patients undergoing knee replacement surgery.

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  Prophylaxis of ischemic complications of unstable angina and non-Q-wave myocardial infarction, when concurrently administered with aspirin.

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  Inpatient treatment of acute deep-vein thrombosis with or without pulmonary embolism, when administered in conjunction with warfarin sodium.

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  Outpatient treatment of acute deep-vein thrombosis without pulmonary embolism when administered in conjunction with warfarin sodium.

About Aventis

        Aventis is dedicated to treating and preventing disease by discovering and developing innovative prescription drugs and human vaccines. In 2003, Aventis generated sales of € 16.79 billion, invested € 2.86 billion in research and development and employed approximately 69,000 people in its core business. Aventis corporate headquarters are in Strasbourg, France. For more information, please visit: www.aventis.com.

        Statements in this news release containing projections or estimates of revenues, income, earnings per share, capital expenditures, capital structure, or other financial items; plans and objectives relating to future operations, products, or services; future economic performance; or assumptions underlying or relating to any such statements, are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as the timing and effects of regulatory actions, the results of clinical trials, the company's relative success developing and gaining market acceptance for new products, the outcome of significant litigation, and the effectiveness of patent protection. Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Aventis on file with the Securities and Exchange Commission and in the current Annual Report -"Document de Référence"- on file with the "Autorité des marchés financiers" in France.

        Pursuant to Article 7 of the COB Regulation no. 2002-04, this press release was transmitted to the Autorité des marchés financiers before its release.

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  Exhibit 99.1